Delisting Determination, The Nasdaq Stock Market, LLC, February 11, 2025, HHG Capital Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of HHG Capital Corporation.
effective at the opening of the trading session on February 21, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on September 25, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on October 4, 2024.
The Staff determination to delist the Company securities became final on October 4, 2024.